January 13, 2026

Karl Peterson
Chief Executive Officer
Paceline Solutions Corp
5109 S. Broadband Lane
Sioux Falls, SD 57108

        Re: Paceline Solutions Corp
            Draft Registration Statement on Form S-1
            Submitted November 26, 2025
            CIK No. 0002095297
Dear Karl Peterson:

       This is to advise you that we do not intend to review your registration statement.

         We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4)
or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction